UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended September 30, 2003

Commission File Number: 333-98397

LINGO MEDIA INC.

______________________________________________________________

151 Bloor Street West, Suite 890, Toronto, Ontario Canada M5S 1S4

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

LINGO MEDIA INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

(Unaudited)

September 30, 2003 and 2002

INDEX

Consolidated Interim Balance Sheets

Consolidated Interim Statement of Deficit

Consolidated Interim Statements of Operations

Consolidated Interim Statements of Cash Flows

Notes to Consolidated Interim Financial Statements

LINGO MEDIA INC.

CONSOLIDATED INTERIM BALANCE SHEETS

(Expressed in Canadian dollars)

(Unaudited)

September 30, 2003	December 31, 2002

ASSETS

CURRENT:
Cash	$ 69,878	$ 79,871
Accounts receivable, net (note 2)	624,352	601,379
Loan receivable	17,315	18,815
Prepaid expenses and other	123,405	85,623
Inventory on hand	30,188	34,243

	856,139	819,931

Capital assets, net	39,812	45,742
Development costs, net	682,980	727,641
Acquired publishing content, net	212,009	2658,012
Software development costs, net	41,394	72,440

$ 1,841,333	$ 1,930,765

LIABILITIES

CURRENT:
Accounts payable	$ 248,758	$ 45,742
Accrued liabilities	17,250	727,641
Current portion of long-term debt (note 3)	173,613	265,012

	439,621	72,440

SHAREHOLDERS’ EQUITY

Capital Stock (note 4)
Authorized - Unlimited common shares and preferred shares with no par value
Issued - 20,951,577 common shares (December 31, 2002: 20,733,827)	3,101,099	3,113,949
Deferred stock-based compensation	(20,208)	(45,208)
Deficit	(1,679,179)	(1,441,444)

1,401,712	1,627,297

$ 1,841,333	$ 1,930,765

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF DEFICIT

(Expressed in Canadian dollars)

(Unaudited)

For the nine months ended September 30

2003	2002

Deficit, beginning of period	$ (1,441,444)	$ (1,509,319)

Net income (loss) for the period	(237,735)	17,106

Deficit, end of period	$ (1,679,179)	$ (1,492,213)

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

(Expressed in Canadian dollars)

(Unaudited)

For the three months ended September 30	For the nine month ended September 30

2003	2002	2003	2002

Revenue	$ 217,376	$ 234,860	$ 710,500	$ 1,032,322
Cost of sales	30,463	41,249	100,818	386,523

Margin	186,914	193,611	609,682	645,799

Expenses
General and administrative	109,156	118,546	478,073	418,440
Other interest and bank charges	917	1,618	2,366	2,141

Earnings (loss) before interest, taxes, and amortization	76,841	73,447	129,244	225,218

Interest on long term debt	28,721	2,858	50,057	20,199
Amortization	72,542	65,154	216,722	195,254

Earnings (loss) before the undernoted	(24,422)	5,435	(137,535)	9,765

Gain on Issue of shares of subsidiary	-	33,938	-	101,438

Earnings (loss) before income taxes	(24,422)	39,938	(137,535)	111,203

Income taxes	30,320	27,183	100,200	94,097

Earnings (loss) for the period	$ (54,742)	$ 12,190	$ (237,735)	$ 17,106

Earnings (loss) per share – basic and diluted	$ (0.00)	$ 0.00	$ (0.01)	$ 0.00

Weighted average number of common shares outstanding	17,974,208	15,966,978	17,974,208	15,966,978

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

(Unaudited)

For the three months ended September 30	For the nine month ended September 30

2003	2002	2003	2002

OPERATING ACTIVITIES
Net income (loss) for the period	$ (54,742)	$ 12,190	$ (237,735)	$ 17,106

Items not affecting Cash:
Gain on issue of shares of subsidiary	-	(33,938)	-	(101,438)
Amortization of capital assets	3,030	2,566	6,833	7,698
Amortization of development costs	33,935	33,322	101,613	99,967
Amortization of acquired publishing content	17,667	17,667	53,002	53,002
Amortization of software development costs	10,349	10,349	31,046	31,046
Amortization of deferred stock-based compensation	8,333	1,250	25,000	3,542

Changes in non-cash working capital items:
Accounts receivable	46,600	(224,526)	(22,973)	(348,596)
Loan receivable	-	-	1,500	15,568
Prepaid expenses and other	(26,295)	2,030	(37,782)	15,947
Inventory on hand	-	3,368	4,054	(23,327)
Work in progress	-	-	-	100,380
Accounts payable	23,036	84,735	81,937	53,151
Accrued liabilities	967	18,750	(13,123)	(1,250)

62,881	(72,237)	(6,628)	(77,205)

FINANCING ACTIVITIES
Issuance of capital stock	7,150	-	22,150	349,000
Share issue costs	(35,000)	-	(35,000)	-
Increase (decrease) in long-term debt	35,037	39,213	67,339	(333,673)
Proceeds of sale of shares of subsidiary	-	33,938	-	101,438

7,187	73,151	54,489	116,765

INVESTING ACTIVITIES
Purchase of capital assets	-	49	(1,000)	(1,658)
Development costs	(11,718)	(3,525)	(56,854)	(10,313)

(11,718)	(3,476)	(57,854)	(11,971)

Net change in Cash	58,350	(2,562)	(9,993)	27,589

Cash – Beginning of period	11,529	37,624	79,871	7,473

Cash – End of period	$ 69,878	$ 35,062	$ 69,878	$ 35,062

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

Notes to Consolidated Interim Financial Statements

(Expressed in Canadian dollars)

Lingo Media Inc. (the "Company") develops, publishes, distributes and licenses books, audiocassettes, multimedia and ancillary products for English language learning for the school and retail markets in China and Canada.

1.

Significant accounting policies:

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles (GAAP) for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2002.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of September 30, 2003 and the results of operations and cash flows for the nine months ended September 30, 2003 and 2002.

2.

Accounts Receivable

The components of account receivables at the following dates are as follows:

September 2003	December 2002

Trade Receivables	$ 458,610	$ 547,379
Grant Receivable	165,742	54,000

$ 624,352	$ 601,379

3.

Long-term debt:

September 2003	December 2002

Bank loan, repayable in monthly instalments of $4,225 plus interest, bearing interest at prime, secured by a general security agreement, maturing on June 23, 2003	-	12,675

Shareholder loan, bearing interest at 12% per annum and due on demand	82,243	93,599

Loan from a corporation controlled by a director, bearing interest at 12% per annum and due on demand	91,370	-

	173,613	106,274

Less current portion	173,613	106,274

$ -	$ -

4.

Capital Stock:

Common shares
Number	Amount

Balance, December 31, 2002:	$ 20,733,827	$ 3,113,949
Warrants exercised (i)	150,000	15,000
Warrants exercised (ii)	18,750	2,250
Stock option exercised	49,000	4,900
Share issue costs	-	(35,000)

Balance, September 30, 2003	$ 20,951,577	$ 3,101,099

(i)

During March 2003, 150,000 Class D Warrants were exercised for $0.10 each, by a director of the Company.

(ii)

In September 2003, 18,750 Class D Warrants were exercised for $0.12 each, by a director of the Company.

5.

Stock Options:

On September 30, 2003, the Company had issued 2,274,340 (September 30, 2002 – 2,020,000) options to purchase the common shares of the Company.

6.

Segment information:

The Company operates as an international business and has no distinct reportable business segments.

The Company is developing books, audio cassettes, multimedia and ancillary products for English language learning to be sold or licensed to the school market, primarily in China and Canada.  This service is called Educational Publishing.

The Company's revenue by geographic region based on the region in which the customer is located is as follows:

September 2003	September 2002

Canada	$ 24,423	$ 383,377
China	686,077	648,945

$ 710,500	$ 1,032,322

Substantially all of the Company’s identifiable assets as at September 30, 2003 and December 31, 2002 were located in Canada.

7.

Reconciliation of Canadian and United States generally accepted accounting principles ("GAAP"):

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States.

The Following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP.

Statements of Operations:

Loss for the Period	September 30, 2003	September 30, 2002

Loss for the period, based on Canadian GAAP	$ (237,735)	$ 17,106
Development costs	-	(10,313)
Amortization of development costs	101,163	99,967
Amortization of software development costs	31,046	31,046
Compensation expense	-	(58,767)
Share issue costs	(35,630)	-

Earnings (loss) for the period – U.S. GAAP	$ (140,706)	$ 79,039

The cumulative effect of these adjustments on the consolidated shareholders' equity of the Company is as follows:

Shareholders Equity	September 2003	December 2002

Shareholders’ equity based on Canadian GAAP	$ 1,401,712	$ 1,627,297
Development costs (a)	(615,813)	(717,328)
Software development costs (b)	(41,394)	(72,440)
Share issue costs (d)	(69,606)	(63,058)
Compensation expense (c)	(243,250)	(243,250)

Shareholders’ equity – United States GAAP	$ 431,645	$ 531,221

Under United States GAAP, the amounts shown on the consolidated balance sheets for development costs and software development costs would be $67,167 (2002:nil) and nil (2002:nil) for September 2003 respectively.

(a)

Development costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and established business and amortizes these costs on a straight-line basis over periods up to five years.  Under United States GAAP, Incremental costs related to development and pre-operating plan of new business are expenses as incurred but the incremental costs incurred for established business are capitalized and amortized over on a straight line basis over periods up to five years.

(b)

Software development costs:

Under United States GAAP, the software development costs would be expensed as incurred.

(c)

Options to consultants:

Starting January 1, 2002 under United States and Canadian GAAP, the Company records compensation expense based on the fair value for stock or stock options granted in exchange for services from consultants. Before January 1, 2002, for the options issued and completely vested the Company did not recognize a compensation expense under Canadian GAAP but recorded a compensation expense under US GAAP for the options issued to consultants.   In respect to options issued before January 1, 2002 but vesting in year 2002 and thereafter, the Company records expense under US GAAP but recognized no expenses under Canadian GAAP.

(d)

Share issue costs:

During 2002 and first nine months of 2003, the Company incurred these costs to file a registration statement with the US Securities and Exchange Commission in order to interlist for trading in the United States. In accordance with the US GAAP these costs are expensed as incurred.

LINGO MEDIA INC.

SCHEDULE A:

Please see the interim financial statements filed on SEDAR.

SCHEDULE B:

1 - General and Administrative Expenses

Advertising and promotion	$ 4,950
Management fees	108,551
Salaries and benefits	236,469
Office and general	110,764
Travel	22,220
Rent	33,063
Equipment leases	2,610
Foreign exchange	59,150
Professional fees	49,106
Shareholder services	16,932
Grants	(165,742)

Total	478,073

2. - Related Party Transactions

During the three months period ended September 2003, a director of Lingo Media Inc. (the Company”) made an advance of $35,000 to the Company to support Company’s short-term cash flow requirements. The shareholder loans bear interest at 12% per annum. Interest expense related to the shareholder loans for the three month period was $4,643.

3 - Summary of Securities Issued and Options Granted during the Period.

Common Share

Date of Issue	Number Issued	Exercise Price	Total Value

Warrants exercised	September 30, 2003	18,750	$ 0.12	$ 2,250
Stock options exercised	September 30, 2003	49,000	$ 0.10	$ 4,900

Stock Options

Optionee	Date of Issue	Number Issued	Exercise Price	Expiry Date

Employee	Sept 15, 2003	25,000	$0.14	Sept 15, 2008

4 - Summary of Securities at the end of the Period

Common Shares outstanding as at September 30, 2003

20,951,577

Options to purchase Common Shares outstanding

  2,274,340

Class C Warrants outstanding

      500,000

(each warrant exercisable into one common share at

$0.15 per share, expiring November 23, 2002 (the expiry

date of the warrants was changed from November 23, 2002

to November 23, 2003))

Class D Warrants outstanding

  2,606,250

(each warrant exercisable into one common share at

$0.10 per share, expiring March 30, 2003 (the expiry date for the warrants has been extended to December 31, 2003 and exercise price has been changed to $0.12))

5 - Directors and Officers as of the date of this Report is signed and filed.

Michael P. Kraft	Director, President & Chief Executive Officer
Richard J.G. Boxer	Director
Richard H. Epstein	Director
Scott Remborg	Director
Chen Geng	Director
Khurram R. Qureshi	Chief Financial Officer
Imran Atique	Secretary & Treasurer

Description of Business

Lingo Media Inc. develops, publishes, distributes and licenses books, audiocassettes, multimedia and ancillary products for English language learning for the school and retail markets, in Canada and China.

Management Discussion and Analysis

The following Management’s Discussion and Analysis should be read in conjunction with the Company’s interim financial statement for the nine months ended September 30, 2003 and the accompanying notes, and annual audited financial statements for the fiscal year ended December 31, 2002 and the accompanying notes.

Revenue

Revenue for the first nine months of 2003 was $710,500 compared to $1,032,322 for the same period for 2002, a 31% decrease. The decline in revenue was a result of lower sales in Canada and decline in US dollars currency rates as compared to Canadian currency.  In 2002, the sales in Canada were higher due to a one time Call for Resources from the Ontario Ministry of Education for early literacy language learning materials. Revenue from China, which is payable in US currency, increased by 5.72% as compared to last year but due to the decline in the US dollar the percentage increase in the Chinese revenue is lower..

Cost of Sales and Margin

Cost of Sales includes all costs directly related to production and distribution of the products sold such as manufacturing costs, freight, author royalties and sales commissions. Cost of Sales for nine months ended September 2003 were $100,818 as compared to $386,523 for the same period last year.

The gross margin for nine months ended September 2003 was $609,682 as compared to $645,799 for the same period last year. In the first nine months of 2003, the Company’s gross margins percentage increased to 86% as compared to 63% for the same period last year. The increase in the gross margin percentage resulted from the change in the revenue mix. Revenue in 2002 was earned mainly from finished product sales in Canada and royalty sales in China, compared to revenue for 2003, which was generated primarily from royalty sales in China.

General and Administrative

General and administrative costs consist of costs incurred at the corporate level including executive compensation, consulting fees, administration, marketing, professional fees, shareholders services and any foreign exchange losses or gains. These expenses were $478,073 for the first nine months of 2003, an increase of $59,633 over the same period for 2002 of $418,440. This increase is mainly due to a foreign exchange loss of $59,150 sustained by the Company due to the decrease in US dollar as compared to Canadian dollars.

Amortization

Amortization for nine months ended September 2003 decreased by $10 over the same period last year to $191,712 from $191,722.

Stock-Based Compensation

The amortization for the stock-based compensation was $25,000 for the nine months ended September 2003 as compared to $3,542 for the same period last year, an increase $21,458. This increase is attributable to the increased number of stock options vested during the period that were issued to consultants.

EBITA

The Company reported an EBITA (earnings before interest, taxes and amortization) of $129,244 for the nine months ended September 2003 as compared to $225,218 for the same period last year, a 43% decrease due to decrease in revenue, foreign exchange losses and increased consulting fees.

Net Income (Loss)

The Company reported a loss before extraordinary items and taxes of $(137,535) for the first nine months of 2003 as compared to a gain of $9,765 for the same period last year. Income taxes for the first nine months ended September 2003 amounted to $100,200, compared to a gain on issue of shares of subsidiary and income taxes amounted to $101,438 and $94,097 respectively for the same period last year. The Company reported no extra-ordinary items for the first nine months of 2003. The Company reported a net loss of $(237,735) for the nine months ended September 2003 as compared to a net income of $17,106 after extra-ordinary items and income taxes for the same period last year.

During the first nine months of 2003, the Company’s operating activates used cash of $6,628 as compared to cash used in operating activities of $77,205 in the same period last year.

Liquidity and Capital Resources

As of September 30, 2003, the Company had cash of $69,878 and accounts receivables of $624,352. The Company’s current assets amounted to $865,135 with current liabilities of $439,621 resulting in a working capital surplus of $425,517.

The Company believes that current cash on hand along with accounts receivable and recurring sales will satisfy working capital requirements for the next 12 months and beyond.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINGO MEDIA INC.

By: /s/ “Michael P. Kraft”___________

Michael P. Kraft

President and Chief Executive Officer

By: /s/ “Khurram R. Qureshi”________

Khurram R. Qureshi

Chief Financial Officer

December 8, 2003